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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of January 2004                    Commission File Number: 1-14242

                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)

                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [ ]     Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes [ ]             No [X]

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  EXHIBIT INDEX


Exhibit                    Description of Exhibit                         Page
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                           Material Change Report
1                          Press Release- November 17, 2003              4 pages

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date:  January 12, 2004                By: /s/ Douglas Dunsmuir
                                           -----------------------------
                                           Name:  Douglas Dunsmuir
                                           Title: President and C.E.O.